March 29, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Kathleen Collins, Accounting Branch Chief

Re:	Greenway Medical Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2012 Filed September 21, 2012 File No. 001-35413

Dear Ms. Collins:

Set forth below are responses from Greenway Medical Technologies, Inc. (“Greenway” or “we”) to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated March 15, 2013, concerning Greenway’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have also incorporated into this response letter.

Staff Comments and Company Responses

General

1.
Your disclosure in Part II, Item 5 of the Forms 10-Q for the period ended September 30, 2012 and December 31, 2012, indicates that you are an emerging growth company as defined in the JOBS Act and that you have decided to take advantage of disclosure exemptions available to emerging growth companies. In your response letter, provide your views as to whether disclosure of this nature is necessary or appropriate in your risk factors.

In response to the Staff’s comment, we will add the following to our risk factors in the future:

We are an emerging growth company (“EGC”) and we cannot be certain if the reduced disclosure and exemption from the auditor attestation requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an EGC as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. We have decided to take advantage of certain of those exemptions as follows:  we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes−Oxley Act of 2002; we will not hold non−binding advisory votes on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and we may provide reduced disclosure regarding executive compensation in our periodic reports and proxy statements.  While our independent auditors will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the date we are no longer an EGC, our management will be required to provide its assessment of the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended June 30, 2013, and we will be required to disclose changes made in our internal control and procedures on a quarterly basis.  We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.  We also cannot predict if the failure to seek independent auditor attestation of our internal controls over financial reporting pursuant to Section 404 will cause certain inadequacies or weaknesses in our internal controls to go undetected.

U.S. Securities and Exchange Commission
March 29, 2013

We will remain an EGC until earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in February 2012, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

2.
In future periodic reports, please provide disclosure regarding Section 107(b) of the JOBS Act as it applies to your company: If you have opted out of the extended transition period for complying with new or revised accounting standards, include a statement that the election is irrevocable. Alternatively, if you will use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), so state and disclose that as a result your financial statements may not be comparable to companies that comply with public company effective dates. In the latter case, the disclosure should be provided in the risk factors section and a similar statement should be made in your critical accounting policy disclosures.

In response to the Staff’s comment, we have opted out of the extended transition period for complying with new or revised accounting standards. We understand that this election is irrevocable and will add appropriate disclosure in future filings.   We have decided only to take advantage of not being required to (i) comply with the auditor attestation requirements of Section 404 of the Sarbanes−Oxley Act of 2002 and (ii) hold non−binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.  In addition, we may provide reduced disclosure in our filings regarding executive compensation.

Item 1. Business, page 3

3.	Tell us your consideration to provide a discussion of your backlog pursuant to the guidance in Item 101(c)(viii) of Regulation S-K.

In response to the Staff’s comment, we understand Item 101(c)(1)(viii) provides that registrants should disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current year, and seasonal or other material aspects of the backlog. Greenway’s “backlog” is comprised of bookings for systems and implementation and support services which are pending implementation. Because bookings may be cancellable prior to implementation, they are not considered firm orders and thus not backlog. However, once a bookings order is scheduled, our experience is that it is fulfilled and converts to revenue in a relatively short time. We did not view this information as particularly meaningful to users of our financial statements given that once implementation commences, such bookings are typically converted to revenue within the next fiscal year. However, in future filings we will include information regarding our scheduled bookings with the appropriate disclosures as to their nature, for example:

U.S. Securities and Exchange Commission
March 29, 2013

“Backlog represents the value of bookings for systems and implementation and support services which are scheduled but have not yet been recognized as revenue. A summary of scheduled bookings is as follows:

	Scheduled Bookings as of June 30,
Category	2013	2012	Percentage Change
(in thousands)
Systems and Implementation	$ TBD	$6,947	TBD%
Support Services	TBD	2,758	TBD%
Total	$ TBD	$9,705	TBD%

Total backlog as of June 30, 2013 changed as compared with June 30, 2012 due to (description of causal factors)…  We estimate that approximately XX% of the total scheduled bookings at June 30, 2013 will be recognized as revenue during 2014.”

As indicated above, we note for the Staff’s consideration that as of June 30, 2012, approximately $9.7 million of orders were scheduled for implementation and, of that amount, approximately $7.6 million was converted to revenue in the first quarter of fiscal 2013.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

4.
We note that throughout your results of operations discussion you attribute the increase in revenues for each period to your increased share in a growing market and your growing customer base. We further note you disclose the number of provider sites on page 3 in 2003 and as of June 30, 2012 and you also discuss the number of provider sites in your earnings calls. Tell us your consideration to include quantified information regarding the number of providers for each period to supplement your results of operations discussion for your revenue growth or explain further why you do not believe this information is necessary. Please refer to Section III.B.4 of SEC Release 34-48960 for guidance.

In response to the Staff’s comment, we point out for the Staff’s consideration that the inclusion on page 3 of the number of provider sites was done in order to give the reader a sense of the scope of Greenway’s solutions in the provider community, to indicate the velocity of adoption and the size range of provider groups using our core solution PrimeSUITE. We do respond to questions from investors regarding the number of providers added during a period, which is a different metric than provider sites. We have included this information in our prepared remarks to proactively respond to the question we know will be forthcoming.

However neither of these data points gives an appropriate sense of the scope of growth in the ambulatory market. In addition to more traditional sites such as physician practices and hospital clinics, the ambulatory market now increasingly also includes new and growing provider sites  such as employer clinics, retail-based clinics, and alternative-site providers such as home health and others. The versatility of our solutions and services give us the ability to successfully address these newer market opportunities, thereby allowing us to gain a growing share in a growing and changing market. Our conference call comments and/or the responses to questions from participants in the calls have discussed these markets. These newer market opportunities are different in how they operate and are addressed in terms of, for example, pricing, and therefore do not allow for symmetrical comparisons to the more traditional ambulatory market. As a result, we believe that providing quantified information regarding providers or provider sites is not particularly meaningful in assessing our results of operations.

U.S. Securities and Exchange Commission
March 29, 2013

Liquidity and Capital Resources, page 47

5.
We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating assets and liabilities to better explain the variability in your cash flows. Additionally, in your response please address why the percentage increase in accounts receivable was greater than the percentage increase in revenue from fiscal 2011 to 2012. Please refer to Section IV of SEC Release No. 33-8350 for guidance.

In response to the Staff’s comment, we believe the underlying reasons for material changes in our operating assets and liabilities are inferred by the theme of growth in management’s discussion and analysis, combined with the discussion of the impact of major non-cash items such as deferred income taxes and stock-based compensation that affect net income. In future filings, we will clarify these more fully. Additionally, as discussed in the Notes to Financial Statements, Page F-11, Concentration of Credit Risk, we had a major customer that accounted for 15% of accounts receivable at June 30, 2012. The transactions that comprised this receivable include charges for revenue not yet recognizable and so increased deferred revenue rather than revenue. We also note for the Staff’s consideration that the receivable was largely collected prior to filing the Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

Note 1. Summary of Significant Accounting Policies

6.
Your footnote disclosure indicates that multiple element arrangements are accounted for pursuant to ASC 985-605-25 using the residual method. However, your disclosures in your critical accounting policies and estimates discussion on page 54 indicates that you apply ASC 605-25, which appears to be based upon your adoption of ASU 2010-14. Please confirm which guidance you apply to multiple element arrangements, for both perpetual licenses and software subscription arrangements, and please revise your disclosure to reflect this in a consistent manner.

In response to the Staff’s comment, we recognize revenue as detailed in the notes to the financial statements. We apply the guidance of ASC 985-605-25, as amended by ASU 2009-14, to multiple element arrangements for both perpetual licenses and software subscription arrangements.

We will edit our critical accounting policies and estimates discussion in future filings to assure consistency.

7.
We note your disclosure that your software subscription agreements include the right to use the software and receive unspecified future product enhancements and upgrades when and if available for a specified term. Please tell us how you account for these arrangements pursuant the guidance in ASC 985-605-55-121 (i.e., as software arrangements or service arrangements). In your response, please clarify whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

U.S. Securities and Exchange Commission
March 29, 2013

In response to the Staff’s comment, we account for our subscription agreements as service arrangements. Pursuant to the guidance in ASC 985-605-55-121 regarding hosting arrangements, the following criteria: a) the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty, and b) it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software; must both be met in order for the hosting arrangement to be considered to have a software element subject to this Subtopic. Our subscription arrangements do not provide such terms and, accordingly, are accounted for as service agreements.

We will edit disclosures in future filings to include the foregoing.

8.
Additionally, your disclosure for software subscription agreements appears to imply that you recognize revenue for these arrangements as one unit of account. Tell us how you allocate revenue for classification purposes within your statement of operations for your subscription arrangements and consider disclosing this information in future filings.

In response to the Staff’s comment, we recognize revenue from our subscription arrangements as one unit of account and classify these agreements as “support services” as described in the paragraph on page 35 where we discuss revenue classification and the makeup of each classification. In future filings, we will amplify the description of our subscription arrangements to emphasize that they are services contracts and do not provide customers the options specified to be within the scope of ASC 985-605-55-121. We also note for the Staff’s consideration, that our subscription services revenue, while anticipated to grow, was approximately 3% of total revenue for fiscal 2012.

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Greenway acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and that Greenway may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the information contained in this letter is responsive to the Comments in your letter dated March 15, 2013.

Please acknowledge receipt of this response letter by electronic confirmation.

Please call James A. Cochran, Chief Financial Officer, at (678) 839-5860 if you have any questions regarding this submission.

Very truly yours,

/s/ James A. Cochran
James A. Cochran
Chief Financial Officer